July 28, 2017

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:                 Summer Infant, Inc.

Registration Statement on Form S-3

Filed June 21, 2017

File No. 333-218891

Form 10-K for the year ended December 31, 2016

Filed February 22, 2017

File No. 001-33346

Dear Mr. Ingram:

This letter is submitted on behalf of Summer Infant, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3, filed on June 21, 2017 (the “Form S-3”) and the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on February 22, 2017 (the “Form 10-K”), as set forth in a letter dated July 17, 2017 to Mr. William E. Mote, Jr., the Company’s Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our response thereto.

General

1.                                      Please note that we will not be in a position to take action on the registration statement until you have resolved all outstanding staff comments on your Form 10-K for the fiscal year ended December 31, 2016.

Summer Infant, Inc. 1275 Park East Drive, Woonsocket, RI 02895, USA

Company Response

The Company acknowledges that the Staff will not be in a position to take action on the Form S-3 until the Company has resolved all outstanding comments from the Staff on the Form 10-K.

2.                                      We note your disclosure in Footnote (1) to the fee table that you are registering “. . . common stock or preferred stock that may be issued by the registrant upon exercise, conversion or exchange of any securities registered hereunder that provide for such issuance.” Please tell us how you are eligible to use Form S-3 for the registration of such securities. If you believe that Instruction I.B.4 of Form S-3 is available, please explain how you meet the condition of Instruction I.B.4(a)(1), which requires that the exchangeable or convertible security be outstanding at the time of effectiveness.

Company Response

The Company acknowledges the Staff’s comment.  In accordance with Question 116.20 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations, the Company has revised the Form S-3 to remove reference to subscription rights and to any securities that may be issued upon exercise, conversion or exchange of securities registered thereunder.   Please see the revised fee table in Amendment No. 1 to the Form S-3 filed on the date hereof (the “Amendment”).

Incorporation by Reference, page 28

3.                                      Please revise to make clear that you also incorporate by reference all your Exchange Act filings after the date of the initial registration statement and prior to effectiveness. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Company Response

The Company has revised the Form S-3 to address the Staff’s comment.  Please see pages 26-27 of the Amendment.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 1. Business, page 3

Product Development and Design, page 6

4.                                      In future filings, please disclose, to the extent material, an estimate of the amount spent during each of the last two fiscal years on research and development activities. In this regard, we note your disclosure that innovation drives your product development, that you strive to produce proprietary products, and that you design the majority of your products. See Item 101(h)(x) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment.  In future filings, the Company will disclose, to the extent material, an estimate of the amount spent during each of the last two fiscal years on research and development activities.

Item 7. Management’s Discussion and Analysis of Financial Condition . . ., page 17

Results of Operations, page 21

5.                                      In future filings, to the extent multiple factors impact your results, please separately quantify the impact of each factor and discuss in greater detail the reason(s) for each change.  In this regard, we note your disclosure that the year-over-year sales decrease in 2016 was due to unfavorable exchange, lower sales of BornFree® Breeze™ bottles and certain Summer® monitors.

Company Response

The Company acknowledges the Staff’s comment.  In future filings, if multiple factors impact results, the Company will separately quantify the impact of each factor and discuss in greater detail the reason(s) for each change.

Notes to the Consolidated Financial Statements

3. Intangible Assets, page F-14

6.                                      We note your disclosure in the first paragraph after the table which states that intangibles not subject to amortization at December 31, 2016 were $8,400.  We further note your disclosure in the third paragraph which indicates that the Company deemed the remaining value of the indefinite lived asset to have a finite life subject to amortization over its remaining useful life estimated to be 15 years.  Please reconcile these statements for us or clarify whether you continue to have assets which have an indefinite life.  Additionally, please revise the wording of your fourth paragraph, in future filings, to state that estimated amortization expense for the next five year refers to your remaining definite-lived assets.

Company Response

The Company acknowledges the Staff’s comment.  The third paragraph in Footnote 3 “Intangible Assets” was disclosure relative to one indefinite-lived intangible asset’s estimated fair value that was lower than its carrying value.  The Company continues to carry an indefinite-lived asset on its balance sheet.  In future filings, the Company will revise its disclosure to make clear that it has an indefinite-lived intangible asset and that the estimated amortization expense for the next five years refers to its remaining definite-lived assets.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (401) 671-6572.

Sincerely,

/s/ William E. Mote, Jr.

William E. Mote, Jr.

Chief Financial Officer

cc:                                Mindy Hooker, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Frank Pigott, Securities and Exchange Commission

Elizabeth Fraser, Greenberg Traurig, LLP